UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          INDEPENDENT FINANCIAL NETWORK
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   453854 10 1
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                                 (CUSIP Number)


                           Carmen M. Calzacorta, Esq.
                        Schwabe, Williamson & Wyatt, P.C.
                     1211 SW Fifth Avenue, Suites 1600-1900
                           Portland, Oregon 97204-3795
                                  503-222-9981
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  453854 10 1
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Ronald C. La Franchi
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
                    ------------------------------------------------------------

               (b)
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)  PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization   USA
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Number of                  7.       Sole Voting Power               1,016,480
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power                     0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power          1,012,814
                           -----------------------------------------------------

                           10.      Shared Dispositive Power            3,666
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,016,480
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  18.8%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               IN

Item 1. Security and Issuer

a)   Name and Address of Principal Executive Offices of Issuer:

     Independent Financial Network fka Security Bank Holding Company ("Issuer") 170 S. Second, Street, Suite #201
     PO Box 1350
     Coos Bay, Oregon 97420

b) Title and Class of Equity Securities: Common Stock, par value $5.00 per share ("Common Stock")

Item 2. Identity and Background

a)   - c), f)

Reporting Person

     This statement is filed by Ronald C. La Franchi, a U.S. citizen. Mr. La Franchi is the owner of Ron's Oil Co. (oil distributor). Mr. La Franchi is also a director of the Issuer (since 1997). The principal business address of Mr. La Franchi is 580 N. Central, Coquille, OR 97423.

d) During the last five years, Mr. La Franchi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, Mr. La Franchi has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Except as indicated below, Mr. La Franchi has used personal funds (approximately $2,400,000) and funds borrowed from Wells Fargo & Company (approximately $600,000 and secured by shares of the Issuer held by Mr. La Franchi) to purchase the shares:

     (a) 35,189 shares are held indirectly in an individual retirement account ("IRA") - IRA funds were used (amount included in the $2,400,000 figure above).

     (b) 3,666 shares are currently subject to an Agreement for Sale and Purchase of John Gamble's and Rachelle Gamble's Shares in Security Bank Holding Company dated August 10, 1994 ("Sale Agreement"). As of August 15, 2001, 5,820 shares have been purchased. The purchase price was $18.00 per share. Personal funds were used to purchase the shares. (See Items 6 and 7).

Item 4. Purpose of the Transaction

     Mr. La Franchi holds the securities described in Item 5(a) for investment purposes. Mr. La Franchi may make additional purchases of Common Stock in open market or privately negotiated transactions or may alternatively seek to sell his Common Stock in open market or privately negotiated transactions. Mr. La Franchi reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.

     Mr. La Franchi has indicated an interest in acquiring additional shares of the Common Stock in an amount less than 25% of the total shares outstanding. Mr. La Franchi has entered into a Share Acquisition Agreement with the Issuer dated as of March 30, 2000 under which (a) the Issuer will opt-out of the applicability of the Oregon Control Share Act with respect to certain purchases of stock by Mr. La Franchi by amending its bylaws; and (b) Mr. La Franchi agreed that neither he nor any of his affiliates will acquire record or beneficial ownership, or seek proxies to vote any shares of Company stock, which collectively equal or exceed 25% of the outstanding stock of the Company, without the prior approval of the Board of Directors of the Issuer. (See Items 6 and 7).

     Except as described above, Mr. La Franchi does not currently have any plans or proposals which relate to or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x)  any action similar to any of those enumerated above.

Item 5.  Interests in Securities of the Issuer

     (a) Mr. La Franchi is deemed to be the beneficial owner of 1,016,480 shares of Common Stock which equals 18.8% of the outstanding Common Stock of the Issuer. Mr. La Franchi holds 966,086 shares directly in his own name; 35,189 shares are held indirectly in an IRA; 2,586 shares are held indirectly as custodian for Eli La Franchi; 5,174 shares are held indirectly as custodian for Jessie La Franchi; 2,586 shares are held indirectly as custodian for Josh La Franchi; 4,859 shares are held indirectly as custodian for Patricia La Franchi and 3,666 shares are subject to a Sale Agreement (see Items 3, 6 and 7).

     (b) Mr. La Franchi has sole power to vote or direct the vote with respect to the securities described in Item 5(a) and sole power to dispose or direct the disposition with respect to 966,086 shares. Mr. La Franchi has the shared power to dispose or direct the disposition with respect to 3,666 shares that are subject to the terms of a Sale Agreement (see Items 3, 6 and 7).

     (c)

     (i) On August 15, 2001, Mr. La Franchi made a scheduled payment with respect to 513 shares under the Sale Agreement (see Items 3, 6 and 7).
     (ii) This Schedule 13D was required to be filed on September 23, 1996. Since that time, Mr. La Franchi was required to file five amendments to Schedule 13D in order to reflect a 1% or greater change in ownership of the Common Stock of the Issuer. The amendments to
          Schedule 13D should have been filed on the following dates:

          August 14, 1997
          February 13, 1998
          August 26, 1998
          March 24, 1999
          August 1, 1999

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     (a) Agreement for Sale and Purchase of John Gamble's and Rachelle Gamble's Shares in Security Bank Holding Company between Mr. La Franchi and John Gamble and Rachelle E. Gamble dated August 10, 1994 relating to the sale and purchase of 9,486 shares of the Common Stock over a 10 year period in semi-annual payments. So long as Mr. La Franchi is not in default, Mr. La Franchi has the right to vote all shares and receive all dividends paid on the shares. Shares are released to Mr. La Franchi upon payment in accordance with a schedule (see Items 3 and 7).

     (b) Share Acquisition Agreement between Mr. La Franchi and the Issuer dated as of March 30, 2000 relating to the opt-out of the Oregon Control Share Act and limitations on purchase of shares by Mr. La Franchi and his affiliates (see Items 4 and 7).

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement for Sale and Purchase of John Gambles' and Rachelle Gambles' Shares in Security Bank Holding Company between Mr. La Franchi and the Gambles dated August 10, 1994.

Exhibit B - Share Acquisition Agreement between Mr. La Franchi and the Issuer dated as of March 30, 2000.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     Date:  October 12, 2001

                                                     /s/ Ronald C. La Franchi
                                                     Ronald C. La Franchi



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A
                         AGREEMENT FOR SALE AND PURCHASE
                OF JOHN GAMBLE'S AND RACHELLE GAMBLE'S SHARES IN
                          SECURITY BANK HOLDING COMPANY


RECITALS:

         1. This agreement is between John Gamble and Rachelle E. Gamble ("Gamble") and Ron LaFranchi ("LaFranchi").

         2. LaFranchi is currently to the best of his knowledge the largest individual stockholder of Security Bank Holding Company.

         3. Gambles are the owners of 9,686 shares of Security Bank Holding Company stock currently held in the form of one certificate.

         4. LaFranchi desires to buy and Gambles desire to sell all but 200 shares belonging to Gambles. The terms and conditions of the sale are as follows:

         In exchange of the mutual covenants set out in this agreement, the parties agree:

         1. NUMBER OF SHARES TO BE SOLD: Gambles shall sell and LaFranchi shall purchase 9,486 shares. Gambles shall retain 200 shares.

         2.       PRICE AND TERMS FOR SHARES:

                  a.       LaFranchi shall pay $18.00 a share on these terms:

                  b. Down Payment: $8,748 to be paid immediately upon the parties signing this agreement.

                  c. The balance shall be paid over ten years. The deferred balance shall earn 10% interest per annum. Semi-annually, LaFranchi shall pay Gambles directly an installment per schedule. (See schedule of payments attached.)

         3. NO RIGHT TO PREPAY: LaFranchi shall not have the right to prepay any portion of the deferred payments, other than as set out herein, because Gambles have entered into this agreement based on the tax consequence to them of the sale.

         4.       REJECTION OF ATTEMPTED PREPAYMENT CONSIDERED CONCLUSIVE:
Gambles have the right to reject any amount that is an attempted prepayment and unless specifically waived any such attempt is considered rejected by this agreement.

         In this context, a regular scheduled payment that is made before the specific date in the schedule is not considered a prepayment as long as the number of payments and their total amount does not exceed the total of the annual payments and annual amount that is planned to be paid. Example: LaFranchi cannot send the first semi-annual payment for the next calendar year early so that is received by Gambles in the prior year which if received would mean Gambles receive three payments for one year instead of two.

Agreement for Sale and Purchase of Stock - Page 1

         5. VOTING RIGHTS. So long as LaFranchi is not in default in the payment of the balance of the purchase price, he shall have the right to vote the stock, but not the 200 shares retained by seller in Rachelle's name, together with whatever other shares Gambles hold in their own name. Gambles shall simultaneously execute and deliver an irrevocable proxy in favor of LaFranchi or his nominee or nominees, and LaFranchi shall have the right, in his sole discretion to designate one or more nominees to vote the proxy or proxies given. This proxy shall be done annually, no later than March 1 for the period August 1 through July 31 of the following year.

         6. DIVIDENDS. Dividends paid on all the stock, but not as to the 200 shares, shall be the property of LaFranchi as long as he is not in default. Gambles will forward to LaFranchi the dividends endorsed to the order of Ron LaFranchi and the parties will cooperate to execute any forms necessary to show the dividends are taxable to LaFranchi.

         7. STOCK DISTRIBUTION, SPLITS, ETC. Stock distributions, splits or any other manner of payment or consideration paid or accruing to shareholders shall be LaFranchi's and shall be transferred to him pro rata upon each installment paid on the deferred balance.

         An cash dividend paid to shareholders of record prior to August 15, 1994 is Gambles'. Any stock dividend or stock split is LaFranchi's.

         8. STOCK CERTIFICATES. After payment of the down payment, Gambles will have Security Bank Holding Company reissue certificates to accomplish the transfer per the schedule, including the immediate transfer of 486 shares for the down payment.

         Each time LaFranchi makes a regularly scheduled payment, Gambles will immediately tender to him a certificate properly endorsed to LaFranchi for reissuance to LaFranchi for his pro rata payment.

         Except as provided herein, Gambles retain ownership of the certificates in their possession until payment made by LaFranchi.

         9. REPRESENTATIONS. Gambles represent that there are no liens, pledges or encumbrances of any kind against the shares they are selling LaFranchi.

         Gambles further promise they will not sell, assign, pledge or in any other manner transfer any right, title or interest in the shares to be transferred pursuant to this agreement.

         10. SUCCESSORS. This agreement shall be binding upon and inure to the benefit of each parties heirs, assigns or successors in interest.

         Each party or party's agents or representative will notify the other if there is a change in the capacity or status of the party.

         11. ESCROW. At either party's option, this Agreement, together with the stock and together with a series of executed irrevocable proxies for each year of the agreement shall be deposited with a bonded and insured escrow agent. The escrow costs will be the responsibility of the party choosing to have the escrow established. The parties will upon notification of the escrow request work diligently and expeditiously to establish an escrow within 30 days of the

Agreement for Sale and Purchase of Stock - Page 2 receipt of the request to establish the escrow. The parties will execute all documents necessary to establish the escrow and perform whatever accounts are necessary for the delivery of the documents and instruments to the escrow agent.

         12. DEFAULT. Failure by either party to do any other act required of that party within 15 days after receipt of notice by the other party of the Notice of Default.

         13. NOTICE. Notice shall be considered effective if delivered to the other party at their addresses given herein, or their last known addresses, by registered or certified mail.

         14. REMEDIES: The party declaring a default shall have all legal rights for a claim for damages, equitable rights for specific performance, or may choose to cancel the contract retaining anything received up to the date of Notice of Cancellation.

         15. INTEGRATED DOCUMENT: This is an integrated document containing the entire agreement between the parties and incorporating all prior communications, written or oral, between the parties or their agents. There are no agreements, promises, warranties, contingencies, or any other matters of concern by any of the parties to this agreement set forth herein.

         16. ATTORNEY FEES: In case litigation is instituted arising directly or indirectly out of this agreement, the losing party shall pay to the prevailing party its reasonable attorney's fees. If an appeal is taken from any Judgment or Decree of the trial court, the losing party shall pay the prevailing party in the appeal its reasonable attorney's fees in such appeal. Said sums shall be in addition to all other sums provided by law.

         17. LEGAL REPRESENTATION: All parties hereto acknowledge that this Agreement and all related papers have been prepared on behalf of LaFranchi and Gambles have had the opportunity to review it with their attorney.


RONALD C. LaFRANCHI


/s/ Ron LaFranchi                                             Dated:   8-9-94
-----------------------------------------------------
Ron LaFranchi


/s/ John L. Gamble                                            Dated:   8-10-94
-----------------------------------------------------
John L. Gamble


/s/ Rachelle E. Gamble                                        Dated:   8-10-94
-----------------------------------------------------
Rachelle E. Gamble




Agreement for Sale and Purchase of Stock - Page 3

                          Approximate Payment Schedule
Loan Payment Schedule

Semi-annual payment = $12,999.30/100

Date          Payment     Shares          Principal            Interest            Balance
-------------------------------------------------------------------------------
                                                                    10%         162,000.00
2/15/95       1              272           4,899.30            8,100.00         157,100.70
8/15/95       2              285           5,144.26            7,855.04         151,956.44
2/15/96       3              300           5,401.48            7,597.82         146,554.96
8/15/96       4              315           5,671.55            7,327.75         140,883.41
2/15/97       5              332           5,955.13            7,044.17         134,928.28
8/15/97       6              347           6,252.89            6,746.41         128,675.39
2/15/98       7              365           6,565.53            6,433.77         122,109.86
8/15/98       8              382           6,893.81            6,105.49         115,216.05
2/15/99       9              403           7,238.50            5,760.80         107,977.55
8/15/99       10             422           7,600.42            5,398.88         100,377.13
2/15/00       11             444           7,980.44            5,018.86          92,396.69
8/15/00       12             466           8,379.47            4,619.83          84,017.22
2/15/01       13             488           8,798.44            4,200.86          75,218.78
8/15/01       14             513           9,238.36            3,760.94          65,980.42
2/15/02       15             540           9,700.28            3,299.02          56,280.14
8/15/02       16             565          10,185.29            2,814.01          46,094.85
2/15/03       17             594          10,694.56            2,304.74          35,400.29
8/15/03       18             624          11,229.29            1,770.01          24,171.00
2/15/04       19             655          11,790.75            1,208.55          12,380.25
8/15/04       20             688          12,380.25              619.01               0.00
                             ---          ---------              ------

Totals                     9,000         162,000.00           97,985.96



















Agreement for Sale and Purchase of Stock - Page 4

Exhibit B
                           SHARE ACQUISITION AGREEMENT

         THIS AGREEMENT is entered into between RONALD C. LaFRANCHI ("LaFranchi") and SECURITY BANK HOLDING COMPANY ("Company"), effective this 30th day of March, 2000.

         LaFranchi has indicated an interest in acquiring additional shares of Company common stock, but would not do so if any shares to be acquired would not have full voting rights. The Company is prepared to accommodate that acquisition by opting-out of the Oregon Control Share Act, but only if LaFranchi and his affiliates agree to limit any purchases of Company stock to an amount less than 25% of the total shares outstanding. LaFranchi may make such acquisitions without prior consent of the Board of Directors.

         TO ACCOMMODATE THESE MUTUAL AIMS, THE PARTIES AGREE AS FOLLOWS:

1.       Opt-out of the Oregon Control Share Act

         The Board of Directors has authorized the President of the Company to file an amendment to the corporation's Bylaws to opt-out of the applicability of the Oregon Control Share Act to the purchase of shares of the Company's common stock. The President will file that amendment with the Secretary of the corporation upon notice by LaFranchi that he is approaching the 20% limitation and is prepared to promptly purchase additional shares to increase his ownership to in excess of $20% of the outstanding stock. Upon giving such notice and being advised by the Company that the amendment to the Bylaws has been filed with the Secretary of the Corporation, LaFranchi agrees to utilize his reasonable efforts to acquire such additional shares of Company stock such that his holdings exceed 20% of the total outstanding shares. LaFranchi agrees that, upon such acquisition, he will promptly notify the President of the Company.

         It is the intention of the Company that any shares acquired by LaFranchi and his affiliates after the date of this document, and within 90 days after he has notified the board that he has acquired 20% of the outstanding stock, not be considered as a control share acquisition.

2.       Limitation on Purchase

         LaFranchi agrees that neither he nor any affiliate of his will acquire record or beneficial ownership, or seek proxies to vote any shares of Company stock, which collectively equal or exceed 25% of the outstanding stock of the Company, without the prior approval of the Board of Directors of the Company.


RONALD C. LaFRANCHI                        SECURITY BANK HOLDING COMPANY


/s/ Ronald C. LaFranchi                    By:/s/ Charles D. Brummel
------------------------------                ---------------------------------